

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Dennis Smith
Chief Executive Officer
Remembrance Group, Inc.
365 5th Ave South, Suite 201
Naples, FL 34102

      Re: Remembrance Group, Inc.
          Post-Qualification Amendment to Offering Statement on 1-A
          Filed May 21, 2021
          File No. 024-11179

Dear Mr. Smith:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services